January 27, 2009

Mail Stop 4561

<u>**Via U.S. Mail and Fax (954) 652-7300**</u>
Mr. David H. Fleischman
Chief Financial Officer
TradeStation Group, Inc.
8050 S.W. 10th Street, Suite 4000
Plantation, FL 33324

> RE: **TradeStation Group, Inc.**
> **Form 10-K for the period ended December 31, 2007, Filed March 14, 2008**
> **Form Def 14A, Filed April 28, 2008**
> **File No. 0-31049**

Dear Mr. Fleischman:

We have reviewed your response letter dated January 7, 2009 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form Def 14A filed April 28, 2008

General Compensation Philosophy, page 14

1. We note your response to comment 5 of our letter dated December 29, 2008 in which you state, in part, that "[t]he company's compensation committee has never established targeted parameters or targeted percentile ranges for executive compensation." You also disclose in your response that you were intending to "merely highlight that, because the Company is a small growth company, its named executive officers are compensated less than executive officers who work for some of the Company's larger, more established competitors." In future filings, as appropriate, please include this disclosure in your CD&A section and

clearly indicate whether or not you benchmark. Please tell us how you intend to comply.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney at 202-551-3585 with any other questions.

Sincerely,

Jessica Barberich
Senior Staff Accountant